Exhibit 2.1

STOCK PURCHASE AGREEMENT, dated as of August 1, 2005 by and between Arlene Steinberg-Fisher (“Seller”) and Cantel Medical Corp. (“Purchaser”).

R E C I T A L S:

A.                                   Seller is currently the record and beneficial owner of 1,542 shares of Common Stock, par value $.01 per share (the “Shares”) of Crosstex International, Inc., a New York corporation (the “Corporation”).

B.                                     Purchaser desires to purchase the Shares from Seller (the “Shares”) and Seller has agreed to sell the Shares to Purchaser on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and conditions contained herein, the parties agree as follows:

1.                                       Purchase of Shares.

1.1                                 Purchase Price.  On the terms and subject to the conditions of this Agreement, Purchaser hereby purchases from Seller, and Seller hereby sells, assigns, transfers and conveys to Purchaser, all of the Shares.  In consideration for the Shares, Purchaser will pay to Seller the following purchase price (the “Purchase Price”): (i) cash consideration of $1,182,492.44 (the “Cash Consideration”), subject to Section 1.2 and 1.3 and  (ii) 17,000 Cantel Shares (the “Stock Consideration”), such number of shares being the quotient (rounded to the nearest whole share) of (A) $299,786.51 divided by (B) $17.635 (the average per share closing sales price of shares of Cantel common stock (rounded to four decimal places), as reported by the NYSE, over the ten consecutive trading day period ending on the trading day immediately preceding the date hereof).

1.2                                 Closing Adjustments.  The amount of the Cash Consideration payable to Seller at the Closing shall be reduced by an amount (the “Adjustment Amount”) equal to the product of (A) 1.72% and (B) the sum of the following Liabilities of Crosstex (the “Assumed Obligations”) to the extent outstanding immediately prior to the Closing, whether or not then currently due: (i) the mortgage loan of Crosstex related to its property located at 10 Ranick Road, Hauppauge, New York, (ii) any and all other debt of Crosstex owing to J.P. Morgan Chase, including, without limitation, term loans and equipment loans, (iii) notes payable for treasury stock, (iv) any and all deferred compensation payable by Crosstex, including, without limitation, unfunded executive deferred compensation for Frank Orofino, (v) the accrued employee bonus pool of Crosstex in the amount of $825,000 (inclusive of the employer share of employment taxes)(the “Bonus Pool”) , (vi) any and all prepayment fees, charges and penalties payable in connection with prepayment of the mortgage and other debt required hereunder and (vii) loan receivable for life insurance premiums.  Purchaser shall (i) at the Closing deliver to Crosstex an amount equal to the Adjustment Amount and (ii) at the Closing or as soon as practicable thereafter cause Crosstex to satisfy the Assumed Obligations in full.

1.3                                                   Adjustment for Net Asset Value.

1.3.1                        As soon as practical following the date hereof, Gary Steinberg, Mitchell Steinberg, Frank Richard Orofino, Jr. and Richard Allen Orofino (collectively, the “Other Shareholders”), are required under separate agreements to deliver to Purchaser a balance sheet of Crosstex as of July 31, 2005 (the “NAV Balance Sheet”), which reflects the Net Asset Value (as defined below) of Crosstex as of July 31, 2005. The NAV Balance Sheet willl be prepared and derived from the books and records of Crosstex and calculated using the methods used to compute the Net Asset Values at October 31, 2004 and June 30, 2005.

1.3.2                        “Net Asset Value” means:  “Total Assets” less “Total Liabilities” in each case as reflected on the NAV Balance Sheet, subject to adjustments, as determined under the provisions of stock purchase agreements among Purchaser, Crosstex and the Other Shareholders (the “Other Agreements”).

1.3.3                        In the event that the Net Asset Value as of July 31, 2005 (determined in accordance with the Other Agreements) is less than $18,160,342 (the amount by which the Net Asset Value is less than $18,160,342 shall be referred to as the “Shortfall”), the Purchase Price payable to Seller hereunder shall be reduced by an amount (the “NAV Refund Amount”) equal to 1.72% of the Shortfall.  The NAV Refund Amount, if any, shall be paid to Purchaser within ten (10) days following the finalization of the Net Asset Value.

1.3.4                        In the event that the Net Asset Value as of July 31, 2005 (determined in accordance with the Other Agreements) is greater than $18,160,342, the Cash Consideration payable to Seller hereunder shall be increased by an amount equal to 1.72% of such excess, which shall be paid to Seller by Purchaser within ten (10) days following the finalization of the Net Asset Value.

1.3.5                        Notwithstanding anything herein to the contrary, the amount of the Bonus Pool paid under Section 1.2 ($825,000) shall be a reduction of the liability for accrued expenses for purposes of calculating Net Asset Value as of July 31, 2005.

2.                                       Representations and Warranties of Seller.

Seller hereby represents and warrants to Purchaser that:

2.1                                 She is the record and beneficial owner of the Shares and she has full right, power, authority and capacity to sell, transfer, and deliver the Shares in accordance with the terms of this Agreement, and that upon delivery thereof, Purchaser will receive good and marketable title to the Shares, free and clear of any claims, liens, pledges and encumbrances of any kind, other than restrictions on transfer under federal or state securities laws.  There are no actions, suits or proceedings against Seller affecting title to the Shares or her right to sell the Shares.

2.2                                 Neither the execution and delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will conflict with or result in a breach of any of the provisions of any note, bond, mortgage, license, permit, lease, instrument, contract or obligation to which Seller is a party or by which she is bound, or violate any law, judgment or decree by which Seller is bound.

2.3                                 She acknowledges that the other shareholders of the Corporation are selling to Purchaser under separate agreements all of their shares of common stock of the Corporation (the “Additional Stock Sales”) for consideration that is materially different in composition than the consideration she is receiving for her Shares (i.e., the consideration payable under the Additional Stock Sales includes a combination of cash, stock of Purchaser and contingent consideration through an “earn-out.”)  She represents that she has been fully advised by the Corporation’s other shareholders of all material terms of the Additional Stock Sales, and that she has no objections whatsoever to the Additional Stock Sales.  Seller further forever irrevocably waives, and holds Purchaser harmless against any claim related to the difference in consideration being received by her in this transaction as compared to the other shareholders of the Corporation in the Additional Stock Sales.

2.4                                 She represents that she has been represented by legal counsel of her choosing and that she fully understands and accepts the terms of this Agreement.

3.                                       Further Assurances.  To the extent required, each party hereto shall cooperate to take such further action and shall execute and deliver such further documents as may be reasonably requested by the other party hereto in order to carry out the provisions and purposes of this Agreement.

4.                                       Seller’s Sale of Cantel Shares; Cantel Guaranty.

As soon as practicable after the Closing Date, but in any event within ten (10) business days following the Closing, Purchaser shall file with the SEC a registration statement on Form S-3 (the “Registration Statement”) covering the resale by Seller (or her permitted assigns) of the shares of Cantel common stock included in the Stock Consideration paid to her hereunder (the “Cantel Shares”).  Purchaser agrees to use its best efforts to ensure that the Registration Statement will be declared effective by the SEC within forty-five (45) days following the date hereof, and remain effective for a period of one year following the date hereof.  Purchaser’s obligation hereunder is subject to Seller providing such cooperation and information as is reasonably required to prepare and file the Registration Statement.  Seller acknowledges that the Cantel Shares are not currently registered for sale and therefore, cannot be sold until the Registration Statement is declared effective by the SEC or until otherwise legally permitted.

In the event Seller sells any of the Cantel Shares during the period commencing on the date the Registration Statement is declared effective by the SEC and ending four months later (the

“Trading Period”),  Purchaser shall calculate with respect to Seller (without consideration for any commissions paid by Seller), the average sales price of all Cantel Shares sold by Seller during the Trading Period.  In the event Seller’s average sales price for the Covered Shares sold by her is less than $17.635 per Share (the “Guaranteed Price”), Purchaser shall pay to Seller, as additional Cash Consideration for her Shares, an amount equal to the product of (A) the difference between the Guaranteed Price and such average sales price and (B) the number of Cantel Shares sold by Seller during the Trading Period.  Such payment shall be paid by Purchaser within ten (10) days following determination of any amounts due to her hereunder.

In the event of changes in the outstanding Cantel Shares by reason of stock dividends, split-ups, recapitalizations, exchanges of shares, reorganizations and the like, the Average Sales Price and the Guaranteed Price shall be appropriately adjusted by Purchaser so as to preserve the relative equities of the parties under this Section.

5.                                       Miscellaneous.

5.1                                 Binding Effect.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or understandings related to the subject matter hereof.  This Agreement shall be binding on the parties hereto, their heirs, legal representatives, successors and assigns.  This Agreement may not be modified, amended or terminated except by a written agreement specifically referring to this Agreement signed by all of the parties hereto.

5.2                                 Counterparts.  This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

5.3                                 Governing Law.  This Agreement and all amendments hereto shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed therein.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PURCHASER:

CANTEL MEDICAL CORP.

By:
James P. Reilly, President

SELLER:

ARLENE STEINBERG FISHER